UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
UNDER
THE SECURITIES EXCHANGE ACT OF 1934

SignalSoft Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

82668M 10 2
(CUSIP Number)

Steve Peters, Esq.
Vice President, General Counsel
Openwave Systems Inc.
1400 Seaport Boulevard
Redwood City, CA 94063
(650) 480-8000

With Copy to:

Kenton J. King, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, CA 94301
(650) 470-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 82668M 10 2	Page 2 of 16 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Openwave Systems Inc. I.R.S. Identification No. 94-3219054

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCES OF FUNDS (See Instructions) WC, OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER None

BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 7,495,626 *

EACH REPORTING	9.	SOLE DISPOSITIVE POWER None

PERSON WITH	10.	SHARED DISPOSITIVE POWER 7,495,626 *

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,495,626*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%**

14.	TYPE OF REPORTING PERSON (See Instructions) CO

*
Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholders Agreement described in Items 3, 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Openwave Systems Inc. or Sapphire Acquisition Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**
The calculation of the foregoing percentage is based on the number of shares of SignalSoft Corporation common stock outstanding as of May 7, 2002 as set forth in the Merger Agreement (as defined below) and assumes the exercise of options to purchase shares of common stock beneficially owned by Charles P. Waite, Jr.

SCHEDULE 13D

CUSIP No. 82668M 10 2	Page 3 of 16 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sapphire Acquisition Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7.	SOLE VOTING POWER None

BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 7,495,626 *

EACH REPORTING	9.	SOLE DISPOSITIVE POWER None

PERSON WITH	10.	SHARED DISPOSITIVE POWER 7,495,626 *

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,495,626*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%**

14.	TYPE OF REPORTING PERSON (See Instructions) CO

*
Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholders Agreement described in Items 3,

4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Openwave Systems Inc. or Sapphire Acquisition Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on the number of shares of SignalSoft Corporation common stock outstanding as of May 7, 2002 as set forth in the Merger Agreement (as defined below) and assumes the exercise of options to purchase shares of common stock beneficially owned by Charles P. Waite, Jr.

Item 1.     Security and Issuer.

This statement relates to shares of the common stock, par value $0.001 per share (the “Shares”), of SignalSoft Corporation, a Delaware corporation (the “Company”), whose principal executive offices are located at 5665 Flatiron Parkway, Boulder, Colorado 80301. The telephone number of the Company is (303) 381-3000.

Item 2.    Identity and Background.

The persons filing this statement are Openwave Systems Inc. (“Openwave”), a Delaware corporation, for and on behalf of itself and Sapphire Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Openwave.

Openwave is a Delaware corporation with its principal offices located at 1400 Seaport Boulevard, Redwood City, California 94063. The telephone number of Openwave is (650) 480-8000. Openwave develops and distributes open IP-based communication infrastructure software and applications, and provides communication service providers, including wireless and wireline carriers, Internet Service Providers (ISPs), portals, and broadband providers worldwide, with the software and services to build boundary-free, multi-network communications services for their subscribers.

Purchaser is a Delaware corporation with its principal offices located at 1400 Seaport Boulevard, Redwood City, California 94063. The telephone number of Purchaser is (650) 480-8000. Purchaser was incorporated on May 24, 2002 for the purpose of making a tender offer for all the Shares of the Company and has not engaged, and does not expect to engage, in any business other than in connection with the Merger and Offer (as defined below).

The names, citizenship, business addresses, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Openwave and the Purchaser are as set forth in Annex I hereto and incorporated herein by this reference.

Neither Openwave, the Purchaser, nor, to their knowledge, any person listed in Annex I has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The Offer (as defined below) is not conditioned upon Openwave’s or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

Openwave and the Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger will be approximately $59 million, not including related fees and expenses. Openwave has available to it sufficient funds to close the Offer and the Merger, and will cause the Purchaser to have sufficient funds available to close the Offer and the Merger.

Item 4.    Purpose of Transaction.

On May 28, 2002, Openwave, the Purchaser and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for the commencement of a cash tender offer (as it may be amended from time to time as permitted by the Merger Agreement, the “Offer”) by the Purchaser to purchase all Shares of the Company, at a price of $2.26 per Share, net to the seller in cash (such price, or any such higher price per Share as may be paid in the Offer, the “Offer Price”).

The Merger Agreement provides, among other things, that, after the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”), wholly owned by Openwave. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company as treasury stock, or owned by Openwave, the Purchaser or any of Openwave’s other wholly owned subsidiaries, all of which Shares will be cancelled and retired and shall cease to exist, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters’ rights under the Delaware General Corporation Law (the “DGCL”)), will be converted into the right to receive the Offer Price in cash, without interest.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that represent at least two-thirds of the then issued and outstanding Shares on a fully diluted basis (but not giving effect to outstanding stock options for which the exercise price is equal to or more than the Offer Price) and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated.

In connection with the execution of the Merger Agreement, Openwave and the Purchaser entered into a Stockholders Agreement, dated as of May 28, 2002 (the “Stockholders Agreement”) with David A. Hose, President, Chief Executive Officer and Chairman of the Board of Directors of the Company; Mark H. Flolid, Executive Vice President of the Company; Charles P. Waite, Jr., a director of the Company; Olympic Venture Partners III, L.P., OVP III Entrepreneurs Fund, L.P., Olympic Venture Partners IV, L.P., and OVP IV Entrepreneurs Fund, L.P., (each which is affiliated with Charles P. Waite, Jr.); and James A. Fitch (each a “Stockholder”). Approximately 29.5% of the issued and outstanding Shares are subject to the Stockholders Agreement.

Pursuant to the Stockholders Agreement, each Stockholder has agreed to tender all of his or its Shares into the Offer, including any Shares acquired after the date of the Stockholders Agreement, whether upon the exercise of options to acquire Shares or otherwise, and to vote, (i) in favor of the Merger Agreement and any action required in furtherance thereof, (ii) against any agreement or transaction to an acquisition proposal other than as proposed by Openwave or the Purchaser and (iii) against any action or agreement that would impede, delay, interfere with or prevent the consummation of the Offer or Merger.

In addition, each Stockholder has granted to Openwave an irrevocable option (the “Stockholder Option”) to purchase each Stockholder’s Shares for the Offer Price.

The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any Shares by the Purchaser pursuant to the Offer, Openwave will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company’s board of directors (the “Company Board”) as is equal to the product of the total number of directors on the Company’s Board multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser, Openwave and any of their affiliates bears to the total number of Shares then outstanding. The Company will, upon Openwave’s request, use its reasonable efforts either to promptly increase the size of the Company’s Board, including by amending the Bylaws of the Company if necessary so as to increase the size of the Company’s Board, or promptly secure the written resignations of such number of its incumbent directors, or both, as is necessary to enable Openwave’s designees to be so elected or designated to the Company’s Board, and will use its reasonable efforts to cause Openwave’s designees to be so elected or designated at such time. At such time, the Company will, upon Openwave’s request, also cause persons elected or designated by Openwave to constitute the same percentage (rounded up to the next whole number) as is on the Company’s Board of (i) each committee of the Company’s Board, (ii) each board of directors (or similar body) of each Company subsidiary, and (iii) each committee (or similar body) of each such board, in each case only to the extent permitted by applicable law or the rules of any stock exchange on which the Company common stock is listed. The Merger Agreement requires the presence of at least three directors who are directors as of the date of the Merger Agreement of whom two are “Independent Directors” (as defined by the Nasdaq listing requirements) on the Company Board until the Effective Time.

As of the date of this Schedule 13D, no determination has been made as to which directors of the Company will serve as Independent Directors.

The directors and officers of Purchaser immediately prior to the Effective Time shall be the directors and officers from and after the Effective Time of the Surviving Corporation until their respective successors are duly elected, designated or qualified. Openwave anticipates that, if the Merger is completed in accordance with the Merger Agreement, the Company will be a wholly-owned subsidiary of Openwave, that Openwave will seek to cause the Shares to be delisted from quotation on the Nasdaq and that the Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

It is expected that following the Merger, the business and operations of the Company will continue as they are currently being conducted. Openwave will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Openwave intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing the development of the Company’s potential in conjunction with Openwave’s existing business.

Except as set forth herein or in the Offer to Purchase that will be filed with the Securities and Exchange Commission and disseminated to Company stockholders upon commencement of the Offer, the Purchaser and Openwave have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation or any operations or sale or transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the Company Board or management of the Company, (iv) any material change in the Company’s capitalization or dividend policy, (v) any material change in the Company’s corporate structure or business, (vi) a class of securities of the Company being delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

At the Effective Time, the Certificate of Incorporation and Bylaws of the Company, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation and Bylaws of the Surviving Corporation, until thereafter amended in accordance with the DGCL.

References to, and descriptions of, the Merger Agreement and the Stockholders Agreement in this Item 4 are qualified in their entirety by this reference to the Merger

Agreement and the Stockholders Agreement, which are filed as exhibits to this Schedule 13D and which are incorporated by this reference in this Item 4 in their entirety where such references and descriptions appear.

Item 5.     Interest in Securities of the Issuer.

(a)  and (b) For the purpose of Rule 13d-3 promulgated under the Exchange Act, the Purchaser and Openwave, by reason of the execution and delivery of the Stockholder Agreement, may be deemed to have shared voting power and/or shared dispositive power with respect to (and therefore beneficially own) 7,495,626 Shares, representing approximately 29.5% of the outstanding Shares assuming the exercise of options to purchase shares of common stock beneficially owned by Charles P. Waite, Jr. Except as set forth in this Item 5, none of Openwave, the Purchaser or, to their knowledge, any person listed in Annex I hereto, owns beneficially any Shares.

With respect to the voting of the Shares, Openwave and the Purchaser have the power to vote or cause the vote of the Shares in accordance with the terms of the Stockholders Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Openwave or the Purchaser is the beneficial owner of the Shares referred to in this Item 5 for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)  Except for the execution and delivery of the Stockholders Agreement and the Merger Agreement, no transactions in the Shares were effected by the Purchaser, Openwave or, to their knowledge, any person listed in Annex I hereto, during the 60 days prior to the date hereof.

(d)  Inapplicable.

(e)  Inapplicable.

References to, and descriptions of, the Merger Agreement and the Stockholders Agreement in this Item 5 are qualified in their entirety by this reference to the Merger Agreement and the Stockholders Agreement, which are filed as exhibits to this Schedule 13D and which are incorporated by this reference in this Item 5 in their entirety where such references and descriptions appear.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by this reference in this Item 6. To Openwave’s and the Purchaser’s knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in

Item 2 above or listed in Annex I hereto, and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.    Material to be Filed as Exhibits.

Exhibit	Description

1
Agreement and Plan of Merger, dated as of May 28, 2002, by and among Openwave Systems Inc., Sapphire Acquisition Corp. and SignalSoft Corporation, (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SignalSoft Corporation on May 30, 2002).

2
Stockholders Agreement, dated as of May 28, 2002, by and among Openwave Systems Inc., Sapphire Acquisition Corp. and certain stockholders of SignalSoft Corporation set forth in Schedule 1 thereto, (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SignalSoft Corporation on May 30, 2002).

3	Joint Filing Agreement, dated June 7, 2002, between Openwave Systems Inc. and Sapphire Acquisition Corp.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPENWAVE SYSTEMS INC.

By:	/s/ ALAN J. BLACK
Alan J. Black Chief Financial Officer and Senior Vice President, Corporate Affairs

SAPPHIRE ACQUISITION CORP.

By:	/s/ JON SHANTZ
Jon Shantz President and Chief Executive Officer

Dated: June 7, 2002

Annex I

Information Concerning Executive Officers and
Directors of Openwave Systems Inc.

            The following are the name, present principal occupation or employment and past material occupations, positions or employment for at least the past five years for each director and executive officer of Openwave Systems Inc. The current business address of each person unless otherwise indicated is 1400 Seaport Boulevard, Redwood City, California 94063 and the current phone number is (650) 480-8000. Each person is a citizen of the United States unless otherwise indicated.

Name	Position and Principal Occupation	Citizenship (if other than U.S.A.)
Roger Evans	Director; General Partner of Greylock Partners	United Kingdom
Donald Listwin	Chairman of the Board, President and Chief Executive Officer	Canada
John L. MacFarlane	Chief Technology Officer and Director
Bernard Puckett	Director
Andrew Verhalen	Director; General Partner of Matrix Partners
Bo Hedfors	Director; President of Hedfone Consulting, Inc.	Sweden
Alan J. Black	Chief Financial Officer and Senior Vice President, Corporate Affairs	Canada
Michael Mulica	Senior Vice President, Office of Customer Operations, Sales
Allen Snyder	Senior Vice President, Office of Customer Operations, Customer Advocacy
Kevin Kennedy	Chief Operating Officer

Roger Evans has served as a Director of Openwave (formerly known as Phone.com, Inc.) since the November 2000 merger of Phone.com and Software.com, Inc. Mr. Evans served as a director of Phone.com since 1995. Mr. Evans has been associated with Greylock Partners venture capital firm since 1989, and has served as a general partner since January 1991. He also serves as a director of Copper Mountain Networks, Inc. and several other privately-held companies. Mr. Evans’ current business address is 2929 Campus Drive, Suite 400, San Mateo, CA 94403.

Donald Listwin has been the President and Chief Executive Officer of Openwave since November 2000 and has served as Chairman of the Board since 2001. Mr. Listwin has over 20 years of experience in the networking industry, including 10 years at Cisco Systems, Inc. where he was Executive Vice President. While at Cisco Systems from 1990 to 2000, he led many growth strategies, such as entry into IBM Internetworking, the access market, and the service provider market. Mr. Listwin serves on the Board of Directors of

MarketItRight.com. He also is Chairman of the Board of Directors for NetAid, a worldwide Internet-based program designed to empower individuals toward the goal of eradicating poverty in developing nations.

John L. MacFarlane has served as a Director since 2000 and is Openwave’s Chief Technology Officer. Prior to the merger of Phone.com and Software.com, Mr. MacFarlane founded Software.com in 1993 and served as a director and its Chief Executive Officer.

Bernard Puckett has served as a Director since 2000. Prior to the merger of Phone.com and Software.com, Mr. Puckett was a director of Software.com from July 1997 to 2000. From January 1994 to January 1996, Mr. Puckett was President and Chief Executive Officer of Mobile Telecommunications Technologies. Mr. Puckett currently serves on the boards of directors of IMS Health Incorporated and Syncor International Corporation.

Andrew Verhalen has served as a Director (serving as director of Phone.com prior to the merger of Phone.com and Software.com) since 1995. Mr. Verhalen is a general partner of Matrix Partners, a venture capital firm, which he joined in 1992. He currently is a director of Blue Martini Software, Inc., Turnstone Systems, Inc. and several private technology companies. Mr. Verhalen’s business address is 2500 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

Bo Hedfors joined the Board of Directors in 2002. Mr. Hedfors has 34 years of global telecom experience in both wireline and wireless. He founded Hedfone Consulting, Inc., his telecom/Internet consulting practice, located in Chicago, in 2002. Previously, Mr. Hedfors was Executive Vice President of Motorola, Inc. and President of its global wireless infrastructure business based in Chicago. He came to Motorola in 1998 from Ericsson, where he spent 30 years in different management positions.

Alan J. Black has served as Senior Vice President, Corporate Affairs and Chief Financial Officer since November 2000. Prior to the merger of Phone.com and Software.com, he was the Vice President of Finance and Administration, Chief Financial Officer, and Treasurer of Phone.com. Prior to joining Phone.com in 1997, Mr. Black served as Chief Financial Officer at Vicor, Inc. from 1992 to 1997, a provider of Internet information capture and delivery systems for financial services firms.

Michael Mulica has served as Senior Vice President, Office of Customer Operations, Sales since November 2000. Prior to the merger of Phone.com and Software.com, Mr. Mulica was the Senior Vice President of Worldwide Sales, Consulting and Support for Phone.com from November 1999 to November 2000. Before joining Openwave, he served as President of Global Sales and Marketing for Adaptive Broadband, Inc. from November 1998 to October 1999 and Vice President of Worldwide Sales for Motorola’s Wireless Alliance Group from December 1996 to June 1998. Prior to Motorola, Mr. Mulica spent six years at Tandem Computers Inc.

Allen Snyder has served as Senior Vice President, Office of Customer Operations, Customer Advocacy since December 2000. Mr. Snyder has over 25 years of experience in the high-tech industry, including 19 years of management leadership in customer service, software support, and professional services. Before joining Openwave, he served as Senior Vice President from 1999 to 2000 and Vice President from 1997 to 1999, of Oracle Support Services, Americas for Oracle Corporation. Mr. Snyder was Vice President of Operations, Worldwide Services at Digital Equipment Corporation from 1996 to 1997. Mr. Snyder serves on the Board of Directors of Equel Corporation.

Kevin Kennedy has served as Chief Operating Officer since August 2001. From 1994 to 2001, Mr. Kennedy was senior vice president at Cisco Systems, with oversight over research and development. Mr. Kennedy currently serves as a Telecom Fund Technical Advisor to Pictet & Cie, a technical advisor to Cisco Systems, and sits on Quantum Corporation’s Board of Directors.

Information Concerning Executive Officers and
Directors of Sapphire Acquisition Corp.

The following are the name, present principal occupation or employment and past material occupations, positions or employment for at least the past five years for each director and executive officer of Sapphire Acquisition Corp. The current business address of each person is 1400 Seaport Boulevard, Redwood City, California 94063 and the current phone number is (650) 480-8000. Each person is a citizen of the United States.

Name	Position and Principal Occupation
Alan J. Black	Director of Sapphire Acquisition Corp.; Chief Financial Officer and Senior Vice President, Corporate Affairs of Openwave
Jon Shantz	Director, President and Chief Executive Officer of Sapphire Acquisition Corp.; Senior Vice President, Business Development of Openwave
Linda R. Speer	Vice President of Sapphire Acquisition Corp.; Corporate Controller of Openwave
Steve Peters	Vice President and Secretary of Sapphire Acquisition Corp.; Vice President, General Counsel and Corporate Secretary of Openwave
Douglas P. Solomon	Vice President and Assistant Secretary of Sapphire Acquisition Corp.; Associate General Counsel of Openwave
James F. Engle	Vice President and Treasurer of Sapphire Acquisition Corp; Vice President, Taxation and Treasurer of Openwave

Jon Shantz has served as Senior Vice President, Business Development of Openwave since December 2001 and is President, Chief Executive Officer and a Director of Sapphire Acquisition Corp. Prior to joining Openwave, Mr. Shantz served as General Manager of the Mobile Business Unit of Cisco Systems, Inc. from August 1999 to November 2001. While at Cisco Systems, he developed and led the Cisco Powered Networks, a premier industry alliance program, and spent several years developing new markets for Cisco Systems.

Linda R. Speer has served as Corporate Controller of Openwave since 2001 and also is Vice President of Sapphire Acquisition Corp. Ms. Speer was Vice President of Finance of Openwave and Phone.com from December 1999 to May 2001. From 1996 to 1999, Ms. Speer served as Chief Financial Officer of SAE Power, Inc.

Steve Peters has served as Vice President, General Counsel and Corporate Secretary of Openwave since February 1999. Prior to joining Openwave, Mr. Peters worked at Baan Company N.V. (now a division of Invensys PLC) from 1997 to 1998, as Vice President of Business Development. Mr. Peters is Vice President and Secretary of Sapphire Acquisition Corp.

Douglas P. Solomon is Associate General Counsel of Openwave and Vice President and Assistant Secretary of Sapphire Acquisition Corp. Prior to joining Openwave in 2000, Mr. Solomon served as Associate General Counsel at SmartForce PLC from 1998 through April 2000. Before joining SmartForce, Mr. Solomon practiced corporate law at Green Radovsky Maloney & Share LLP and Sidley & Austin (now Sidley Austin Brown & Wood LLP).

James F. Engle is Vice President, Taxation and Treasurer of Openwave and Vice President and Treasurer of Sapphire Acquisition Corp. Mr. Engle previously served as Vice President and Treasurer of Macromedia, Inc. from 1999 to 2001. Mr. Engle served as Vice President and Treasurer of Informix Software, Inc. from 1997 to 1999.